SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. _)*

ironSource Ltd.
__________________________________________________________________________________
(Name of Issuer)

Class A Ordinary Shares, no par value per share
__________________________________________________________________________________
(Title of Class of Securities)

M5R75Y 101
________________________________________________________________________________
(CUSIP Number)

December 31, 2021
____________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5R75Y 101*	13G	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS
Viola Ventures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
73,421,618 (1) (2)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
73,421,618 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,421,618 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2% (3) (4)

12	TYPE OF REPORTING PERSON (See Instructions)
PN

*This is the CUSIP number for the Issuer’s Class A ordinary shares, no par value per share (“Class A ordinary shares”). While the number of Class A ordinary shares reported in this Schedule 13G includes Class A ordinary shares issuable upon conversion, on a one-for-one basis, of the Issuer’s Class B ordinary shares, no par value (“Class B ordinary shares”) as well, the Class B ordinary shares are not registered under the Exchange Act and do not have a CUSIP.

(1)
Consists of (i) 36,710,809 Class A ordinary shares and (ii) an additional 36,710,809 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by the Reporting Person.

(2)
These 73,421,618 ordinary shares include 36,710,809 Class B ordinary shares that are entitled to five votes each (as well as 36,710,809 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).

(3)
The percentage of class is based on 1,018,468,804 ordinary shares, consisting of 652,938,412 Class A ordinary shares and 365,530,392 Class B ordinary shares, issued and outstanding as of December 31, 2021, based on information provided by the Issuer to the Reporting Person.

(4)
This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to five votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 8.9%.

CUSIP No. M5R75Y 101*	13G	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
Viola Ventures GP 3 Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
73,421,618 (1) (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
73,421,618 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,421,618 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2% (3) (4)

12	TYPE OF REPORTING PERSON (See Instructions)
CO

*This is the CUSIP number for the Class A ordinary shares. While the number of Class A ordinary shares reported in this Schedule 13G includes Class A ordinary shares issuable upon conversion, on a one-for-one basis, of Class B ordinary shares as well, the Class B ordinary shares are not registered under the Exchange Act and do not have a CUSIP.

(1)
Consists of (i) 36,710,809 Class A ordinary shares and (ii) an additional 36,710,809 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of outstanding Class B ordinary shares, which are held by Viola Ventures III, L.P. The Reporting Person serves as the sole general partner of Viola Ventures III, L.P. and may therefore be deemed to share voting and investment power with respect to those shares.

(2)
These 73,421,618 ordinary shares include 36,710,809 Class B ordinary shares that are entitled to five votes each (as well as 36,710,809 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).

(3)
The percentage of class is based on 1,018,468,804 ordinary shares, consisting of 652,938,412 Class A ordinary shares and 365,530,392 Class B ordinary shares, issued and outstanding as of December 31, 2021, based on information provided by the Issuer to the Reporting Person.

(4)
This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to five votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 8.9%.

CUSIP No. M5R75Y 101*	13G	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS
Shlomo Dovrat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
73,421,618 (1) (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
73,421,618 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,421,618 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2% (3) (4)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

*This is the CUSIP number for the Class A ordinary shares. While the number of Class A ordinary shares reported in this Schedule 13G includes Class A ordinary shares issuable upon conversion, on a one-for-one basis, of Class B ordinary shares as well, the Class B ordinary shares are not registered under the Exchange Act and do not have a CUSIP.

(1)
Consists of (i) 36,710,809 Class A ordinary shares and (ii) an additional 36,710,809 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of outstanding Class B ordinary shares, which are held by Viola Ventures III, L.P., as to which the Reporting Person shares voting and dispositive power by virtue of his serving as a director of its sole general partner, Viola Ventures GP 3 Ltd.

(2)
These 73,421,618 ordinary shares include 36,710,809 Class B ordinary shares that are entitled to five votes each (as well as 36,710,809 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).

(3)
The percentage of class is based on 1,018,468,804 ordinary shares, consisting of 652,938,412 Class A ordinary shares and 365,530,392 Class B ordinary shares, issued and outstanding as of December 31, 2021, based on information provided by the Issuer to the Reporting Person.

(4)
This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to five votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 8.9%.

CUSIP No. M5R75Y 101*	13G	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
Harel Beit-On

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
73,421,618 (1) (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
73,421,618 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,421,618 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2% (3) (4)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

*This is the CUSIP number for the Class A ordinary shares. While the number of Class A ordinary shares reported in this Schedule 13G includes Class A ordinary shares issuable upon conversion, on a one-for-one basis, of Class B ordinary shares as well, the Class B ordinary shares are not registered under the Exchange Act and do not have a CUSIP.

(1)
Consists of (i) 36,710,809 Class A ordinary shares and (ii) an additional 36,710,809 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of outstanding Class B ordinary shares, which are held by Viola Ventures III, L.P., as to which the Reporting Person shares voting and dispositive power by virtue of his serving as a director of its sole general partner, Viola Ventures GP 3 Ltd.

(2)
These 73,421,618 ordinary shares include 36,710,809 Class B ordinary shares that are entitled to five votes each (as well as 36,710,809 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).

(3)
The percentage of class is based on 1,018,468,804 ordinary shares, consisting of 652,938,412 Class A ordinary shares and 365,530,392 Class B ordinary shares, issued and outstanding as of December 31, 2021, based on information provided by the Issuer to the Reporting Person.

(4)
This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to five votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 8.9%.

CUSIP No. M5R75Y 101*	13G	Page 6 of 11 Pages
1	NAMES OF REPORTING PERSONS
Avi Zeevi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
73,421,618 (1) (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
73,421,618 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,421,618 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2% (3) (4)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

*This is the CUSIP number for the Class A ordinary shares. While the number of Class A ordinary shares reported in this Schedule 13G includes Class A ordinary shares issuable upon conversion, on a one-for-one basis, of Class B ordinary shares as well, the Class B ordinary shares are not registered under the Exchange Act and do not have a CUSIP.

(1)
Consists of (i) 36,710,809 Class A ordinary shares and (ii) an additional 36,710,809 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of outstanding Class B ordinary shares, which are held by Viola Ventures III, L.P., as to which the Reporting Person shares voting and dispositive power by virtue of his serving as a director of its sole general partner, Viola Ventures GP 3 Ltd.

(2)
These 73,421,618 ordinary shares include 36,710,809 Class B ordinary shares that are entitled to five votes each (as well as 36,710,809 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).

(3)
The percentage of class is based on 1,018,468,804 ordinary shares, consisting of 652,938,412 Class A ordinary shares and 365,530,392 Class B ordinary shares, issued and outstanding as of December 31, 2021, based on information provided by the Issuer to the Reporting Person.

(4)
This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to five votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 8.9%.

Item 1(a).      Name of Issuer:

The name of the issuer is ironSource Ltd. (the “Issuer”).

________________________________________________________________________________

Item 1(b).      Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 121 Menachem Begin Street, Tel Aviv 6701203, Israel.

________________________________________________________________________________

Item 2(a).      Name of Person Filing:

The following entities and individuals, listed in (i)-(v) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”, and the three individuals whose names appear in (iii)-(v) below, collectively, as the “Reporting Individuals”:

(i)	Viola Ventures III, L.P. (“Viola III L.P.”)
(ii)	Viola Ventures GP 3 Ltd. (“Viola GP 3”)
(iii)	Shlomo Dovrat
(iv)	Harel Beit-On
(v)	Avi Zeevi

Viola III L.P. directly holds the securities of the Issuer that are reported in this Statement. Viola GP 3 serves as the sole general partner for Viola III LP. The Reporting Individuals serve as the directors of Viola GP 3 and, therefore, possess ultimate voting and investment authority with respect to the securities of the Issuer beneficially owned by the Reporting Persons.

________________________________________________________________________________

Item 2(b).      Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is c/o Viola Ventures, Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya 4672530, Israel.

________________________________________________________________________________

Item 2(c).      Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Viola III L.P.— Cayman Islands
(ii)	Viola GP 3— Israel
(iii)	Each Reporting Individual— Israel

 ________________________________________________________________________________

Item 2(d).      Title of Class of Securities:

This Statement relates to the Class A ordinary shares, no par value per share, of the Issuer (“Class A ordinary shares”), which are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). While the Issuer’s Class B ordinary shares, no par value per share (“Class B ordinary shares”) are not registered under the Exchange Act, this Statement treats the Class B ordinary shares as part of one class together with the Class A ordinary shares, because Class B ordinary shares (i) generally possess the same rights as the Class A ordinary shares (except that Class B ordinary shares are entitled to five votes per share, whereas Class A ordinary shares are entitled to one vote per share) and (ii) generally automatically convert into Class A ordinary shares (on a one-for-one basis) upon transfer.

________________________________________________________________________________

Item 2(e).      CUSIP Number:

The CUSIP number of the Class A ordinary shares is M5R75Y 101. While the number of Class A ordinary shares reported in this Schedule 13G includes Class A ordinary shares issuable upon conversion, on a one-for-one basis, of Class B ordinary shares as well, the Class B ordinary shares are not registered under the Exchange Act and do not have a CUSIP

________________________________________________________________________________

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________ Not applicable.
________________________________________________________________________________

Item 4.          Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Viola III L.P.

(a)	Amount beneficially owned: 73,421,618 Class A ordinary shares and Class B ordinary shares (1) (2) (3)
(b)	Percent of class*: 7.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 73,421,618 (1) (2)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 73,421,618 (1)
(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	Viola GP 3

(a)	Amount beneficially owned: 73,421,618 Class A ordinary shares and Class B ordinary shares (1) (2) (3)
(b)	Percent of class*: 7.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 73,421,618 (1) (2)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 73,421,618 (1)

III.	Each Reporting Individual

(a)	Amount beneficially owned: 73,421,618 Class A ordinary shares and Class B ordinary shares (1) (2) (3)
(b)	Percent of class*: 7.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 73,421,618 (1) (2)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 73,421,618 (1)

*      All percentage ownership information reflected in this Statement is based on 1,018,468,804 ordinary shares, consisting of 652,938,412 Class A ordinary shares and 365,530,392 Class B ordinary shares, issued and outstanding as of December 31, 2021, based on information provided by the Issuer to the Reporting Person.

(1)   See the cover page for the applicable Reporting Person, which is incorporated by reference herein, for the explanation as to the basis for the beneficial ownership of these ordinary shares by the Reporting Person.

(2)   These 73,421,618 ordinary shares consist of 36,710,809 Class B ordinary shares that are entitled to five votes each, as well as 36,710,809 Class A ordinary shares entitled to one vote each, so the voting power possessed by these 73,421,618 ordinary shares is proportionately greater, and amounts to 8.9% of the outstanding voting power of the Issuer (whereas these ordinary shares only constitute 7.2% of the issued and outstanding ordinary shares).

(3) As further described in Item 2(d) above, this Statement treats the Class B ordinary shares as part of one class together with the Class A ordinary shares.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the Class A ordinary shares and Class B ordinary shares reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

________________________________________________________________________________

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

________________________________________________________________________________

Item 6.           Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

________________________________________________________________________________

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

________________________________________________________________________________

Item 8.           Identification and Classification of Members of the Group.

Not applicable.

________________________________________________________________________________

Item 9.           Notice of Dissolution of Group.

Not applicable.

________________________________________________________________________________

Item 10.         Certifications.

Not applicable.

________________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIOLA VENTURES III, L.P.

By: Viola Ventures GP 3 Ltd., its sole General Partner

By: /s/ Shlomo Dovrat
Name: Shlomo Dovrat
Title: Director

By: /s/ Itzik Avidor
Name: Itzik Avidor
Title: Director

VIOLA VENTURES GP 3 LTD.

By: /s/ Shlomo Dovrat
Name: Shlomo Dovrat

By: /s/ Itzik Avidor
Name: Itzik Avidor

/s/ Shlomo Dovrat
SHLOMO DOVRAT

/s/ Harel Beit-On
HAREL BEIT-ON

/s/ Avi Zeevi
AVI ZEEVI

Dated: February 14, 2022

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)